

MAIL STOP 3561

November 18, 2008

Mr. William V. Carey
Chief Executive Officer
Central European Distribution Corporation
Two Bala Plaza, Suite 300
Bala Cynwyd, PA 19004

> **Re:** **Central European Distribution Corporation**
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 000-24341**
> **Schedule 14A**
> **Filed April 2, 2008**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Condensed Financial Statements

Notes to Consolidated Condensed Financial Statements

Note 1 – Organization and Significant Accounting Policies, page 49

Revenue Recognition, page 51

1.   Please revise your disclosure to elaborate upon how each of four criteria of SAB 104 applies to each of your revenue streams (i.e. sales of proprietary brand products, sales of imported products, sales under distribution contracts, etc).

2.   In connection with the comment above, we note your revenue recognition policy states that revenue is recognized when goods are shipped and when you receive a delivery acceptance note. These two statements appear to be inconsistent. Please revise to clearly state whether revenue is recognized upon shipment or upon delivery. Please refer to the guidance in SAB 104.

3.   Considering the comments above, please revise your policy to disclose the nature and amounts of revenue dilution (e.g., customer rebates, product returns, inventory credits, discounts for early payment and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Note 5 – Goodwill, page 59

4.   It appears that you recorded a $131.6 million adjustment to goodwill in the current year related to the historical misapplication of foreign currency exchange rates that was deemed to be immaterial. Please tell us how you evaluated the materiality of this error under the guidance of SFAS No. 99 and SAB 108.   In addition, please tell us how you considered the guidance of SFAS No. 154 as it relates to the correction of an error.

Schedule 14A

Executive Compensation, page 15

5.   In future filings please include the executive bonus plan in the grants of plan-based awards table as non-equity incentive plan compensation.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director